As filed with the Securities and Exchange Commission September 2, 2004

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SYNTHETIC BLOOD INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

New Jersey	8731	22-3067701
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

3189 Airway Avenue, Building C, Costa Mesa, CA 92626

(714) 427-6363

(Address and telephone number of registrant’s principal offices)

Robert W. Nicora

3189 Airway Avenue, Building C, Costa Mesa, CA 92626

(714) 427-6363

(Name, address and telephone number of agent for service)

Copies to:

Mark E. Lehman, Esq.

Mark N. Schneider, Esq.

Parsons Behle & Latimer

201 S. Main Street, P.O. Box 45898, Salt Lake City, UT 84145-0898

(801) 532-1234

(801) 536-6111 fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock $0.01 par value (1)	25,023,929 shares	$0.295	$7,382,060	$935.31
Common Stock $0.01 par value (2)	2,266,666 shares	$0.47	$1,065,333	$134.98
Total	27,290,595 shares		$8,447,393	$1,070.29

(1)	These shares are registered for resale by the selling security holders. The offering price and gross offering proceeds are estimated solely for the purpose of calculating the registration fee in accordance with paragraph (c) of Rule 457 under the Securities Act of 1933 based on the average of the high bid and low asked prices of our common stock on August 31, 2004 in the over-the-counter market. Quotations for the common stock are reported on the OTC Bulletin Board. The amount registered also includes such additional shares as may hereafter be offered or issued resulting from stock splits, stock dividends, recapitalizations or other capital adjustments in accordance with Rule 416 under the Securities Act of 1933.

(2)	These shares are registered on behalf of the selling security holders who hold outstanding warrants to purchase 2,266,666 shares of common stock at an exercise price of $0.47, which is higher than the average bid and asked price on August 31, 2004 of $0.295. The offering price and gross offering proceeds are estimated solely for the purpose of calculating the registration fee in accordance with paragraphs (c) and (g)(3) of Rule 457 under the Securities Act of 1933. The amount registered also includes such additional shares as may be issued as a result of the anti-dilution provisions of the warrants in accordance with Rule 416 under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The security holders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 2, 2004

Prospectus

27,290,595 COMMON SHARES

SYNTHETIC BLOOD INTERNATIONAL, INC.

This prospectus relates to the offer and sale, from time to time, of up to 27,290,595 shares of our common stock or interests therein by the selling security holders listed on page 12 of this prospectus, or their transferees. The selling security holders own

•	25,023,929 shares of common stock

•	Series A Warrants to purchase 2,266,666 shares at $0.47 per share that expire May 31, 2009

The Series A Warrants may be called by Synthetic Blood for cancellation without payment to the holders, if the shares underlying the warrants are registered for resale and the market price for the common stock of Synthetic Blood is twice the exercise price of the warrants over a period of ten consecutive trading days.

Synthetic Blood will receive the proceeds from exercise of the warrants, but will not receive any proceeds or benefit from the resale of the shares by the selling security holders.

Quotations for our common stock are reported on the OTC Bulletin Board under the symbol “SYBD.” On August 31, 2004, the closing high bid price for our common stock was $0.29 per share.

A copy of our annual report on Form 10-K for the year ended April 30, 2004 accompanies this prospectus. The mailing address and telephone number of our executive office are:

Synthetic Blood International, Inc.

3189 Airway Avenue, Building C, Costa Mesa, CA 92626

(714) 427-6363

See “Risk Factors” beginning on page 4 for information you should consider before you purchase shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

You should rely only on the information contained in this document, incorporated by reference herein, or to which we refer you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document is accurate only as of the date of this document, regardless of the time of the delivery of this prospectus or of any sale of our common stock.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, or incorporated by reference into this prospectus, contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus that is not a statement of an historical fact constitutes a “forward-looking statement.” Further, when we use the words “may,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “internal,” and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. We have no obligation or intent to update publicly any forward-looking statements whether in response to new information, future events or otherwise.

SUMMARY

Our company

Synthetic Blood International, Inc. is a New Jersey corporation that, since 1990, has pursued the development of medical products based on perfluorocarbon technology. Since 1993 Synthetic Blood has also pursued development of a glucose biosensor implant.

Perfluorocarbons are biologically inert compounds containing carbon and fluorine. The chemical combination of perfluorocarbons allows them to readily absorb and give up oxygen. Further, these compounds do not mix with water and evaporate in air. These properties create opportunities for developing blood substitutes that act as oxygen carriers for human tissue and fluids that carry oxygen to the lungs for remedial uses.

Synthetic Blood developed Oxycyte™ as a synthetic blood substitute. We received approval of our Investigational New Drug application filed with the U.S. Food and Drug Administration (FDA) and began Phase I clinical studies in October 2003, which were completed in December 2003. The results of the Phase I study were consistent with results obtained from preclinical animal studies. Our goal is to begin Phase II studies in 2004. We expect to commit a substantial portion of our financial and business resources over the next three years to testing Oxycyte and advancing this product to commercial distribution.

Fluorovent™ is an oxygen exchange fluid for facilitating the treatment of lung conditions, which is currently under development. We have not filed any applications on this product with the FDA. Further development of Fluorovent is currently on hold until additional financing becomes available.

Our biosensor product uses an enzyme process for measuring the glucose level in the blood stream. It is a subcutaneous implant programmed to measure the glucose level and transmit the results to a hand held receiver. Further development of this product is on hold and we do not expect we will file any applications with the FDA until additional financing becomes available.

Synthetic Blood’s offices are located at 3189 Airway Avenue, Building C, Costa Mesa, CA 92626. The telephone number is (714) 427-6363.

Recent developments

On May 25, 2004, Synthetic Blood closed the acceptance of subscription agreements covering the sale of 10,000,000 shares of common stock, 10,000,000 Series A Warrants, 3,400,000 Series B Warrants, and 3,400,000 Series C Warrants for $3,030,000. The subscription agreements are with four foreign investors and were made in reliance on the exemption afforded by Regulation S adopted under the Securities Act of 1933. Synthetic Blood agreed to register the common stock sold in the offering, including the common stock underlying the warrants, for resale under the Securities Act of 1933.

Synthetic Blood has received payment from three of the investors in the amount of $680,000. We are advised by Remobo AG, the fourth investor and a company controlled by Giuseppe Coniglione, that funds in the amount of $2,350,000 will be wired to us as soon as the Suisse bank managing Remobo’s account obtains written confirmations required to comply with U.S. and foreign currency transfer laws. Mr. Coniglione has made numerous written and verbal assertions regarding the delivery of the funds, none of which we have been able to verify. There is no assurance that Remobo will make payment on its subscription agreement. Failure to receive payment on this subscription or financing from other sources in a similar amount by the end of October 2004 will cause us to suspend testing and other activities to advance Oxycyte for lack of capital. We are currently pursuing other sources of financing in the United States to fund our operations beyond October, but there is no assurance that our efforts will result in additional financing on acceptable terms.

Assuming Synthetic Blood receives the full purchase price for the securities offered, it will pay $303,000 to Andreas Camenzind, a foreign financial consultant, as compensation for his assistance with the offering. We also agreed to pay him three percent of the funds derived from exercise of the warrants issued to the foreign investors.

Under the Series A Warrants the holders have the right to purchase a total of 10,000,000 common shares at a price of $0.47 per share, or a total of $4,700,000, that expires on May 31, 2009. Under the Series B Warrants the holders have the right to purchase a total of 3,400,000 common shares at a price of $0.60 per share, or a total of $2,040,000, that expires on the earlier of 90 days following the date the shares are registered for resale under the Securities Act of 1933, and May 31, 2005. Under the Series C Warrants the holders have the right to purchase a total of 3,400,000 common shares at a price of $0.60 per share, or a total of $2,040,000, that expires on May 31, 2009.

The offering

Maximum shares that may be offered by selling security holders	27,290,595
Proceeds to Synthetic Blood assuming the warrants covering shares that may be offered by selling security holders are exercised	$1,065,333
Use of proceeds from exercise of warrants	Proceeds will be used for working capital

Synthetic Blood may issue up to 11,721,629 additional common shares on exercise of outstanding warrants and options. In addition, Giuseppe Coniglione has tendered (through his company, Remobo AG) to Synthetic Blood a subscription agreement for the purchase of 7,733,333 shares of common stock, Series A Warrants to purchase 7,733,333 common shares at an exercise price of $0.47 per share that expire May 31, 2009, Series B Warrants to purchase 3,400,000 common shares at an exercise price of $0.60 per share that expire May 31, 2005, and Series C Warrants to purchase 3,400,000 common shares at an exercise price of $0.60 per share that expire May 31, 2009. Mr. Coniglione has not made payment as required under the subscription agreement, and we can not determine at this time whether any securities will be issued under that agreement. We are currently pursuing other sources of financing in the United States to fund our operations beyond October, but there is no assurance that our efforts will result in additional financing on acceptable terms.

RISK FACTORS

An investment in Synthetic Blood involves a high degree of risk and common stock should not be purchased by anyone who cannot afford the loss of his or her entire investment. You should carefully consider all of the following risk factors discussed below as well as other information in the prospectus before purchasing the common stock. The risks described below are not all of the risks facing us. Additional risks, including those that are currently not known to us or that we currently deem immaterial, may also impair our business operations.

RISKS RELATED TO OUR BUSINESS

We are currently a one product company.

We have limited financial resources so at present we are using these resources solely on developing our Oxycyte blood substitute product. We have stopped development on Fluorovent, our oxygen carrying liquid, and our implantable glucose biosensor until additional financing is obtained. Consequently, we are focusing all our resources on advancing Oxycyte to commercialization, and if this effort is unsuccessful we may not have resources to pursue development of our other products and our business would terminate. Furthermore, by delaying development of Fluorovent and our implantable glucose biosensor, these technologies may become obsolete by the time we have sufficient capital to resume development and testing of these products, so the funds expended on these products to date would be lost, as well as our opportunity to benefit if the products could be successfully developed.

We are required to conduct additional clinical trials in the future.

We completed Phase I clinical trials on Oxycyte in December 2003. Based on the results of these trials we are preparing protocols for two Phase II clinical trials to submit to the FDA, which we hope to begin in 2004. If we are successful with our Phase II trials (of which there is no assurance) we will need to conduct further Phase III trials. All of these clinical trials and testing will be expensive and time-consuming and the timing of the FDA review process is uncertain. The FDA or we may in the future suspend clinical trials at any time if it is believed that the subjects participating in such trials are being exposed to unacceptable health risks. We cannot ensure that we will be able to complete our clinical trials successfully or obtain FDA approval of Oxycyte, or that FDA approval, if obtained, will not include limitations on the indicated uses for which Oxycyte may be marketed. Our business, financial condition and results of operations are critically dependent on receiving FDA approval of Oxycyte. A significant delay in our planned clinical trials or a failure to achieve FDA approval of commercial sales of Oxycyte would have a material adverse effect on us and could result in the cessation of our business.

Our activities are and will continue to be subject to extensive government regulation.

Our research, development, testing, manufacturing, marketing and distribution of Oxycyte are, and will continue to be, subject to extensive regulation, monitoring and approval by the FDA. There are significant risks at each stage of the regulatory scheme.

Product approval stage

During the product approval stage we attempt to prove the safety and efficacy of our product for its indicated uses. There are numerous problems that could arise during this stage, including:

•	The data obtained from clinical trials are susceptible to varying interpretations, which could delay, limit or prevent FDA regulatory approval.

•	The lack of established criteria for evaluating the effectiveness of blood substitute products could delay or prevent FDA regulatory approval.

•	At any time the FDA could change policies and regulations that could result in delay and perhaps rejection of our product.

•	Even after extensive clinical trials, there is no assurance regulatory approval will ever be obtained for Oxycyte.

Commercialization approval stage

We will be required to file a Biologics License Application, or BLA, with the FDA in order to obtain regulatory approval for the commercial production and sale of Oxycyte in the United States. Under FDA guidelines, the FDA may comment upon the acceptability of a BLA following its submission. After a BLA is submitted there is an initial review by the FDA to be sure that all of the required elements are included in the submission. There can be no assurance that the submission will be accepted for filing or that the FDA may not issue a refusal to file, or RTF. If an RTF is issued, there is opportunity for dialogue between the sponsor and the FDA in an effort to resolve all concerns. There can be no assurance that such a dialogue will be successful in leading to the filing of the BLA. If the submission is filed, there can be no assurance that the full review will result in product approval.

Post-commercialization stage

Discovery of previously unknown problems with Oxycyte or unanticipated problems with our manufacturing arrangements, even after FDA approval of Oxycyte for commercial sale, may result in the imposition of significant restrictions, including withdrawal of Oxycyte from the market.

Additional laws and regulations may also be enacted which could prevent or delay regulatory approval of Oxycyte, including laws or regulations relating to the price or cost-effectiveness of medical products. Any delay or failure to achieve regulatory approval of commercial sales of Oxycyte is likely to have a material adverse effect on our financial condition.

The FDA continues to review products even after they receive agency approval. If and when the FDA approves Oxycyte, its manufacture and marketing will be subject to ongoing regulation, including compliance with current good manufacturing practices, adverse event reporting requirements and the FDA’s general prohibitions against promoting products for unapproved or “off-label” uses. We are also subject to inspection and market surveillance by the FDA for compliance with these and other requirements. Any enforcement action resulting from failure, even by inadvertence, to comply with these requirements could affect the manufacture and marketing of Oxycyte. In addition, the FDA could withdraw a previously approved product from the market upon receipt of newly discovered information. The FDA could also require us to conduct additional, and potentially expensive, studies in areas outside our approved indicated uses.

We are a development stage company without revenues or profits.

Synthetic Blood began research and development activities in 1990 and is a development stage company. We have been engaged for the past 13 years in the development and testing of Oxycyte, Fluorovent, and our glucose biosensor. No revenues have been generated to date from commercial sales of any of our products. Our revenues to date have consisted solely of interest earned on funds held until applied in the development of our products. At April 30, 2004 our accumulated deficit during the development stage is $20,949,933. We will require substantial amounts of outside financing to fund future testing and development of our products. We cannot ensure that our clinical testing will be successful, that regulatory approval of Oxycyte or any of our other products will be obtained, that we will be able to manufacture Oxycyte or any of our other products at an acceptable cost and in appropriate quantities, or that we will be able to successfully market and sell any of our products. The foregoing factors raise substantial doubt about our ability to continue as a going concern.

We will need to raise additional capital to continue our business.

We will need to raise substantial amounts of additional capital to complete the clinical testing of Oxycyte and, if approved for commercial use, establish commercial production of Oxycyte. In addition, we will require funding to pursue development of Fluorovent and our glucose biosensor, and to cover our ongoing administrative and corporate obligations. Our future capital requirements will depend on many factors, including the scope and results of our clinical trials, the timing and outcome of regulatory reviews, administrative and legal expenses, the status of competitive products, the establishment of manufacturing capacity, and the establishment of collaborative relationships. We cannot ensure that this additional funding will be available or, if it is available, that it can be obtained on terms and conditions we will deem acceptable. As a result of these circumstances our independent registered public accounting firm has, and is likely in the future to, include an explanatory paragraph in their audit opinions based on uncertainty regarding our ability to continue as a going concern. An audit opinion of this type may interfere with our ability to sell our securities to the public or in private transactions. Any additional funding derived from the sale of equity securities may result in significant dilution to our existing stockholders.

Presently we are focusing on developing Oxycyte, which is subject to a high level of technological risk.

We completed Phase I clinical trials on Oxycyte in December 2003, and we expect we will devote a substantial portion of our financial and managerial resources to pursuing Phase II and Phase III clinical trials on this product over the next three years. As our other products are not as far along in the development and approval process as Oxycyte, our opportunity to generate product revenues within the next four to five years is most likely dependent on successful testing and commercialization of Oxycyte for use in surgical and similar acute blood replacement situations. The biomedical field has undergone rapid and significant technological changes. Technological developments may result in Oxycyte becoming obsolete or non-competitive before we are able to recover any portion of the research and development and other expenses we have incurred to develop and clinically test Oxycyte. Any such occurrence would have a material adverse effect on our operations and could result in the cessation of our business.

We are not certain that we will be able to manufacture Oxycyte commercially.

Commercial-scale manufacturing of Oxycyte will require development of a manufacturing capability that is significantly larger than the capacity currently in place to produce Oxycyte for our clinical trials. We do not intend to build our own production facility, but instead will rely on third party manufacturers to produce our product. We have not established any arrangement for commercial production of Oxycyte with any manufacturer, and there can be no assurance that we will be able to establish such an arrangement on terms acceptable to us. Moreover, in order to seek FDA approval of the sale of Oxycyte produced at a third party manufacturing facility, we may be required to conduct a portion of our clinical trials with product manufactured at that facility. Accordingly, a delay in achieving scale-up of commercial manufacturing capabilities as and when needed will have a material adverse effect on sales of Oxycyte. Additionally, the manufacture of Oxycyte will be subject to extensive government regulation. Among the conditions for marketing approval is that our quality control and manufacturing procedures conform to the FDA’s good manufacturing practice regulations. We cannot ensure that we will be able to obtain the necessary regulatory clearances or approvals to manufacture Oxycyte on a timely basis or at all.

There are significant competitors developing similar products.

If approved for commercial sale, Oxycyte will compete directly with established therapies for acute blood loss and may compete with other technologies currently under development. We cannot ensure that Oxycyte will have advantages, which will be significant enough to cause medical professionals to adopt it rather than continue to use established therapies or to adopt other new technologies or products. We also cannot ensure that the cost of Oxycyte will be competitive with the cost of established therapies or other new technologies or products. The development of blood substitute products is a rapidly evolving field. As there is currently no blood substitute product on the market, competition to develop an efficacious and accepted product is intense. Several companies have developed or are in the process of developing technologies that are, or in the future may be, the basis for products that will compete with Oxycyte. Certain of these companies are pursuing different approaches or means of accomplishing the therapeutic effects sought to be achieved through the use of Oxycyte. One company developing a modified hemoglobin product derived from human blood is in the Phase III clinical testing stage, and another company has developed a bovine-source hemoglobin-based oxygen-carrier approved for human use in South Africa, which is the subject of a BLA under review by the FDA for its use in the United States. These companies and others have substantially greater financial resources, larger research and development staffs, more extensive facilities and more experience than Synthetic Blood in testing, manufacturing, marketing and distributing medical products. We cannot ensure that one or more other companies will not succeed in developing technologies or products that will become available for commercial use prior to Oxycyte, which could be more effective or less costly than Oxycyte or would render Oxycyte obsolete or non-competitive.

We do not have experience in the sale and marketing of medical products.

If approved for commercial sale, we intend to market Oxycyte in the United States using our own sales force. We have no experience in the sale or marketing of medical products. Our ability to implement our sales and marketing strategy for the United States will depend on our ability to recruit, train and retain a marketing staff and sales force with sufficient technical expertise. We do not know whether we can establish a marketing program at a cost that is acceptable in relation to revenue or whether we can be successful in marketing our product. Failure to successfully market Oxycyte or to do so on a cost effective basis would likely result in failure of our business.

We have a history of losses and our future profitability is uncertain.

During the fiscal year ended April 30, 2004 we incurred a net loss of $2.2 million, and we incurred net losses of $2.2 million in fiscal year 2003 and $3.5 million in fiscal year 2002. We will not generate operating revenue unless and until one of our products is approved for commercial sale and sales activity begins. We will require substantial additional funds to complete clinical trials, pursue regulatory approval for our products, establish commercial scale manufacturing capabilities, and establish marketing, sales, and administrative capabilities. Expenditures for these purposes will result in substantial losses for at least the next several years. The expense and the time required to realize any product revenues or profitability are highly uncertain. We cannot ensure that we will be able to achieve product revenues or profitability on a sustained basis, or at all, and we may be unable to ever establish Synthetic Blood as a going concern.

The market may not accept our product.

Human blood collection, distribution, and medical application are well established and accepted. Competitors may develop new technologies or products, which are effective, competitively priced, and accepted for various medical uses. We cannot ensure that the efficacy and pricing of Oxycyte, considered in relation to Oxycyte’s expected benefits, will be perceived by health care providers and third party payers as cost-effective, or that the price of Oxycyte will be competitive with transfused blood or with other new technologies or products. Our results of operations may be adversely affected if the price of Oxycyte is not considered cost-effective or if Oxycyte does not otherwise achieve market acceptance.

Our patents and other proprietary rights may not protect our technology.

Our ability to compete effectively with other companies will depend, in part, on our ability to protect and maintain the proprietary nature of our technology. We cannot be certain as to the degree of protection offered by our patents or as to the likelihood that additional patents in the United States and certain other countries will be issued based upon pending patent applications. Patent applications in the United States are maintained in secrecy until patents are issued. We cannot be certain that we were the first creator of the inventions covered by our patents or pending patent applications or that we were the first to file patent applications for our inventions. The high costs of enforcing patent and other proprietary rights may also limit the degree of protection afforded to us. We also rely on unpatented proprietary technology, and we cannot ensure that others may not independently develop the same or similar technology or otherwise obtain access to our proprietary technology. We cannot ensure that our patents or other proprietary rights will be determined to be valid or enforceable if challenged in court or administrative proceedings or that we will not become involved in disputes with respect to the patents or proprietary rights of third parties. An adverse outcome from these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to stop using this technology, any of which would result in a material adverse effect on our results of operations.

Our viability will be affected if we incur product liability claims in excess of our insurance coverage.

The testing and marketing of medical products, even after FDA approval, have an inherent risk of product liability. We maintain limited product liability insurance coverage for our clinical trials in the total amount of $1 million. However, our profitability will be adversely affected by a successful product liability claim in excess of our insurance coverage. We cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

We depend on the services of a limited number of key personnel.

Our success is highly dependent on the continued services of a limited number of skilled managers and scientists. The loss of any of these individuals could have a material adverse effect on us. In addition, our success will depend, among other factors, on the recruitment and retention of additional highly skilled and experienced management and technical personnel. We cannot ensure that we will be able to retain existing employees or to attract and retain additional skilled personnel on acceptable terms given the competition for such personnel among numerous large and well-funded pharmaceutical and health care companies, universities, and non-profit research institutions.

Health care reform and controls on health care spending may limit the price we can charge for Oxycyte and the amount we can sell.

The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided in the United States. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, it is possible that the government may institute price controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we collect from sales of our product. Assuming we succeed in bringing Oxycyte to market, uncertainties regarding future health care reform and private market practices could affect our ability to sell Oxycyte in large quantities at profitable pricing.

Uncertainty of third-party reimbursement could affect our future profitability.

Sales of medical products largely depend on the reimbursement of patients’ medical expenses by governmental health care programs and private health insurers. There is no guarantee that governmental health care programs or private health insurers will reimburse our sales of Oxycyte, or permit us to sell our product at high enough prices to generate a profit.

RISKS RELATED TO OWNERSHIP OF OUR STOCK

Our stock price could be volatile and your investment could suffer a decline in value.

The market price of our common stock has fluctuated significantly in response to a number of factors, many of which are beyond our control, including:

•	Regulatory developments relating to our Oxycyte blood substitute product;

•	Announcements by us relating to the results of our clinical trials of Oxycyte;

•	Developments relating to our efforts to obtain additional financing to fund our operations;

•	Announcements by us regarding transactions with potential strategic partners;

•	Announcements relating to blood substitute products being developed by our competitors;

•	Changes in industry trends or conditions;

•	Our issuance of additional debt or equity securities; and

•	Sales of significant amounts of our common stock or other securities in the market.

In addition, the stock market in general, and the over-the-counter market and the biotechnology industry market in particular, have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of other public companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company’s securities. A securities class action suit against us could result in substantial costs, potential liabilities, and the diversion of our management’s attention and resources.

There are a large number of shares that may be sold in the market following this offering, which may depress the market price of our common stock.

Sales of a substantial number of shares of our common stock or securities convertible into or exercisable for our common stock in the public market following this offering could cause the market price of our common stock to decline. If there are more shares of common stock offered for sale than buyers are willing to purchase, then the market price of our common stock may decline to a market price at which buyers are willing to purchase the offered shares of common stock and sellers remain willing to sell the shares. All of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our “affiliates” as defined in Rule 144 of the Securities Act of 1933.

INFORMATION ABOUT SYNTHETIC BLOOD

We currently file periodic reports pursuant to the Securities Exchange Act of 1934. All of our reports, such as annual and quarterly reports, and other information are filed electronically with the Securities and Exchange Commission (SEC). Copies of the reports and other information may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of such documents by writing to the SEC and paying a fee for the copying cost. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at (http://www.sec.gov) that contains reports and other information regarding registrants that file electronically with the SEC.

This prospectus is part of a Registration Statement on Form S-2 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus. For further information you may:

•	Read a copy of the Registration Statement, including the exhibits and schedules, without charge at the SEC’s Public Reference Room; or

•	Obtain a copy from the SEC upon payment of the fees prescribed by the SEC

We provide upon written request and free of charge copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and amendment to these reports filed or furnished pursuant to Section 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the SEC.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to incorporate by reference certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference into this prospectus our annual report on Form 10-K for the fiscal year ended April 30, 2004 filed with the Securities and Exchange Commission on August 13, 2004, a copy of which is being provided to you with this prospectus.

Upon a written or oral request, we will provide to you free of charge a copy of any or all of such documents incorporated by reference, other than exhibits to such documents unless the exhibits are specifically incorporated by reference in those documents. You should direct any requests for documents to:

Joan Mahan, Assistant Secretary

Synthetic Blood International, Inc.

3189 Airway Avenue, Building C

Costa Mesa, CA 92626

(714) 427-6363

SELLING SECURITY HOLDERS

The following table sets forth as of August 31, 2004 the name of each of the selling security holders, the number of shares of common stock that each selling security holder owns or may acquire through exercise of warrants, the number of shares of common stock owned or may be acquired through exercise of warrants by each selling security holder that may be offered for sale from time to time by this prospectus, and the percent of our outstanding common stock each selling security holder will continue hold assuming the sale of all the common stock offered.

Some of the selling security holders may transfer shares or warrants they own by gift and upon any such transfer the donee would have the same right of sale as the selling security holder. Except as described in the notes to the table, none of the selling security holders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

We are registering 27,290,595 shares of common stock, par value of $0.01 per share, on behalf of the selling security holders. Of these shares, 25,023,929 shares were acquired in private placements completed in fiscal year 2004 and in May 2004, and 2,666,666 shares represent common stock issuable on exercise of Series A Warrants issued in May 2004. All of the foregoing securities were issued pursuant to exemptions from the registration requirements of the Securities Act of 1933 provided by Section 4(2) thereof.

Selling Security Holders	Number Of Shares Owned	Number Of Shares Offered	Percentage Owned After Offering
Beck, Markus	1,100,000	600,000	0.4%
Camenzind, Andreas (1)	5,202,618	2,183,928	2.6%
Camenzind, Patricia	800,000	800,000	0%
Camenzind, Alois	600,000	600,000	0%
Cerri, Marianne	100,000	100,000	0%
Coniglione, Giuseppe (2)	22,936,666	670,000	16.1%
Coniglione, Federico	100,000	100,000	0%
Dario, Victor (3)	2,530,000	580,000	1.7%
Dusol Real Estate, Inc. (3)	6,506,112	5,506,112	0.9%
Fuhrer, Ernst	600,000	600,000	0%
Hegglin, Charles (4)	266,666	266,666	0%
Homberger, Susanne	100,000	100,000	0%
Homberger, Barbara	200,000	200,000	0%
Honer, Oliver	600,000	600,000	0%
Jaberg, Hanspeter (4)	666,666	666,666	0%
Kaelin, Oskar (4)	266,666	266,666	0%
Landolt, Aurelio (5)	4,277,778	3,777,779	0.4%
Lange, Thomas (4)	533,334	533,334	0%
Leiser, Adrian (4)	86,666	86,666	0%
Leutgeb, Klaus	250,000	250,000	0%
Leuzinger, Markus (4)	53,334	53,334	0%
Meier, Martin	300,000	300,000	0%
Meier, Simon (4)	1,480,000	1,480,000	0%
Meuter, Andre (4)	666,666	666,666	0%
Mischler, Samuel	80,000	80,000	0%
PS Capital AG	5,506,111	5,506,111	0%
Somogyi, Andreas	60,000	60,000	0%
Steffen, Thomas	330,000	330,000	0%
Weber, Walter	100,000	100,000	0%
Wintsch, Eugen	60,000	60,000	0%
Van Zutphen, Stephen	166,667	166,667	0%

(1)	During the past three years Andreas Camenzind has provided advisory services to Synthetic Blood in connection with overseas financing, including introducing us to prospective investors and facilitating placement of our securities. In the financing completed in February 2004 Synthetic Blood issued to Mr. Camenzind 12,122,223 shares of common stock in consideration for his advisory services, a substantial portion of which he transferred to third parties with which Mr. Camenzind asserts he is not affiliated. Mr. Camenzind provided similar services in our May 2004 financing. Assuming Synthetic Blood receives the full purchase price for the securities offered it will pay $303,000 to Mr. Camenzind. We also agreed to pay him three percent of the funds derived from exercise of the warrants issued to foreign investors in the May 2004 offering. This figure includes warrants to purchase 2,000,000 shares at $0.20 per share that expire on December 3, 2005.

(2)	Of the shares beneficially owned and controlled by Giuseppe Coniglione, 670,000 shares are held personally. Remobo AG, of which Mr. Coniglione is the manager and controlling owner, may be deemed the beneficial owner of 22,266,666 shares because it signed and delivered to Synthetic Blood a subscription agreement for the purchase of 7,733,333 shares of common stock, Series A Warrants to purchase 7,733,333 common shares at an exercise price of $0.47 per share that expire May 31, 2009, Series B Warrants to purchase 3,400,000 common shares at an exercise price of $0.60 per share that expire on the earlier of 90 days following the date the shares are registered for resale under the Securities Act of 1933, and May 31, 2005, and Series C Warrants to purchase 3,400,000 common shares at an exercise price of $0.60 per share that expire May 31, 2009. The subscription payment provided for in the subscription agreement has not been paid, and we can not determine at this time whether any securities will be issued under that agreement.

(3)	The figures for total number of shares owned by Mr. Dario and Dusol Real Estate each includes warrants to purchase 1,000,000 shares of common stock at an exercise price of $0.20 per share that expire September 4, 2005.

(4)	One-half of the shares beneficially owned by these persons are shares of common stock and the remaining half is Series A Warrants to purchase common stock at an exercise price of $0.47 per share that expire May 31, 2009.

(5)	Mr. Landolt holds 3,111,111 shares of common stock, warrants to purchase 500,000 shares at an exercise price of $0.20 per share that expire September 4, 2005, and Series A Warrants to purchase 666,667 common shares at an exercise price of $0.47 per share that expire May 31, 2009.

PLAN OF DISTRIBUTION

The selling security holders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling security holders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

Upon Synthetic Blood being notified in writing by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon Synthetic Blood being notified in writing by a selling security holder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledges or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling security holder and/or the purchasers. Each selling security holder has represented and warranted to Synthetic Blood that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Synthetic Blood has advised each selling security holder that it may not use shares registered on the registration statement of which this prospectus forms a part to cover short sales of common stock made prior to the date on which the registration statement is declared effective by the Securities and Exchange Commission. If a selling security holder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act of 1933. The selling security holders will be responsible to comply with the applicable provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the rules and regulations adopted there under, including, without limitation, Regulation M, as applicable to such selling security holders in connection with resales of their respective shares under the registration statement of which this prospectus is a part.

Synthetic Blood is required to pay all fees and expenses incident to the registration of the shares, but it will not receive any proceeds from the sale of the common stock; only exercise of the warrants held by selling security holders. Synthetic Blood has agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933. If the selling security holders use this prospectus for any sale of the common stock, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue up to 200,000,000 shares of common stock with a par value of $0.01, and 10,000,000 shares of preferred stock with no par value. As of the date of this prospectus, there are 116,075,542 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

Common stock

The holders of common stock are entitled to one vote per share on each matter submitted to a vote of stockholders. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any. Holders of common stock have no cumulative voting rights and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available there for. The outstanding common stock is validly issued, fully paid and non-assessable.

We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The Series A Warrants

The common stock registered on behalf of the selling security holders includes 2,666,666 shares issuable on exercise of Series A Warrants that were sold in May 2004. The exercise price of the Series A Warrants is $0.47 per share, and the Series A Warrants expire May 31, 2009. The Series A Warrants may be called by Synthetic Blood for cancellation without payment to the holders of the Series A Warrants, if the shares underlying the warrants are registered for resale and the market price for the common stock of Synthetic Blood is twice the exercise price of the Series A Warrants over a period of ten consecutive trading days. If there is a common share dividend, stock split, combination of outstanding shares, recapitalization, or similar transaction, the number of shares purchasable under the Series A Warrants and the exercise price will be adjusted proportionately so that the holders are entitled to purchase at the same aggregate purchase price the kind and number of shares or other securities of Synthetic Blood that the holders would have owned or been entitled to receive had the holders exercised the Series A Warrants in advance of the change.

Preferred stock

Our board of directors is authorized, without further action by our stockholders, to issue preferred stock from time to time in one or more series and to fix, as to any such series, the voting rights applicable to such series and such other designations, preferences and special rights as the board of directors may determine, including dividend, conversion, redemption and liquidation rights and preferences. The availability of preferred stock, while providing desirable flexibility in connection with possible financings and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of Synthetic Blood not approved by the board of directors. Synthetic Blood has no present plans for issuing any shares of preferred stock.

Limitation on directors’ liabilities

The bylaws of Synthetic Blood provide that it shall indemnify its directors and officers against any liability resulting from any of their actions alleged to have occurred or omitted in their capacities as directors and officers except for liability arising out of their negligence or willful misconduct. The bylaws go on to provide that this indemnification is in addition to any other rights of indemnification that the directors or officers may be entitled by law or otherwise.

The New Jersey Business Corporation Act provides that, in discharging their duties, directors and members of any committee designated by the board shall not be liable if, acting in good faith, they rely: (a) upon the opinion of counsel for the corporation; (b) upon written reports setting forth financial data concerning the corporation and prepared by an independent public accountant or certified public accountant or firm of such accountants; (c) upon financial statements, books of account or reports of the corporation represented to them to be correct by the president, the officer of the corporation having charge of its books of account, or the person presiding at a meeting of the board; or (d) upon written reports of committees of the board.

The New Jersey Business Corporation Act also provides that a corporation may indemnify its directors and officers against expenses and liabilities in connection with any proceeding involving them by reason of their serving as directors or officers. When the proceeding is not by or in the right of the corporation, directors and officers may be indemnified if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, they had no reasonable cause to believe the conduct was unlawful. If the proceeding is brought by or in the right of the corporation to procure a judgment in its favor, directors and officers may be indemnified if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. Under New Jersey law the corporation shall indemnify directors and officers against expenses of any proceeding to the extent that they are successful on the merits or otherwise, and such expenses may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking to repay advancements if it is determined that they are not entitled to be indemnified.

Penny stock rules

It is likely public transactions in our stock will be covered by the Penny Stock rules, which impose significant restrictions on broker-dealers and may affect the resale of our stock. A penny stock is generally a stock that

•	Is not listed on a national securities exchange or Nasdaq,

•	Is listed in “pink sheets” or on the NASD OTC Bulletin Board,

•	Has a price per share of less than $5.00 and

•	Is issued by a company with net tangible assets less than $5 million.

The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including

•	Determination of the purchaser’s investment suitability,

•	Delivery of certain information and disclosures to the purchaser, and

•	Receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.

Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. It is likely our common stock will be covered by the penny stock trading rules. Therefore, such rules may materially limit or restrict a holder’s ability to resell our common stock, and the liquidity typically associated with other publicly traded equity securities may not exist.

Transfer agent

The transfer agent for the common stock is Interwest Transfer Company, Salt Lake City, Utah.

INDEMNIFICATION

Under the bylaws of Synthetic Blood, the board of directors has the authority to indemnify officers and directors to the fullest extent permitted by New Jersey law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons, or to the extent any of the selling security holders are entitled to indemnification under their agreements with us, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

The legality of the issuance of the shares that may be reoffered by the selling security holders and certain other matters will be passed upon for Synthetic Blood by Parsons Behle & Latimer, Salt Lake City, Utah.

EXPERTS

The financial statements of Synthetic Blood as of April 30, 2004 and for the year ended April 30, 2004 incorporated by reference in this prospectus and registration statement have been audited by Haskell & White LLP, independent registered public accounting firm, as set forth in its report appearing elsewhere, and are included in reliance upon such report given upon the authority of Haskell & White LLP as experts in accounting and auditing.

The financial statements of Synthetic Blood as of April 30, 2003 and for the years ended April 30, 2003 and 2002 incorporated by reference in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in its report appearing elsewhere, and are included in reliance upon such report given upon the authority of Grant Thornton LLP as experts in accounting and auditing.

Prospective investors may rely only on the information contained in this prospectus. Neither Synthetic Blood nor any selling security holder has authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

SYNTHETIC BLOOD INTERNATIONAL, INC.

27,290,595 Shares

Common Stock

PROSPECTUS

                                , 2004

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses in connection with this registration statement. We will pay all expenses of the offering. All of such expenses are estimates, other than the filing fee payable to the Securities and Exchange Commission.

Securities and Exchange Commission Filing Fee	$1,086
Printing Fees and Expenses	10,000
Legal Fees and Expenses	40,000
Accounting Fees and Expenses	30,000
Blue Sky Fees and Expenses	20,000
Miscellaneous	5,000
TOTAL	$106,086

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The bylaws of Synthetic Blood provide that it shall indemnify its directors and officers against any liability resulting from any of their actions alleged to have occurred or omitted in their capacities as directors and officers except for liability arising out of their negligence or willful misconduct. The bylaws go on to provide that this indemnification is in addition to any other rights of indemnification that the directors or officers may be entitled by law or otherwise.

With respect to the issue of negligence, Section 14A:6-14 of the New Jersey Business Corporation Act provides that, in discharging their duties, directors and members of any committee designated by the board shall not be liable if, acting in good faith, they rely: (a) upon the opinion of counsel for the corporation; (b) upon written reports setting forth financial data concerning the corporation and prepared by an independent public accountant or certified public accountant or firm of such accountants; (c) upon financial statements, books of account or reports of the corporation represented to them to be correct by the president, the officer of the corporation having charge of its books of account, or the person presiding at a meeting of the board; or (d) upon written reports of committees of the board.

Section 14A:3-5 of the New Jersey Business Corporation Act provides that any corporation shall have the power to indemnify a corporate agent (any person who is or was a director, officer, employee, or agent) against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been such a corporate agent, other than a proceeding by or in the right of the corporation, if such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that such corporate agent did not meet the foregoing standards of conduct. This Section further provides that any corporation shall have the power to indemnify a corporate agent against his expenses in connection with any proceeding by or in the right of the corporation to procure a judgment in its favor which involves the corporate agent by reason of his being or having been such corporate agent, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such proceeding no indemnification shall be provided in respect of any claim, issue or matter as to which such corporate agent shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such proceeding was brought shall determine upon application that despite the adjudication of liability, but in view of all circumstances of the case, such corporate agent is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

Any indemnification under Section 14A:3-5, unless otherwise ordered by a court, may be made by the corporation only as authorized in a specific case upon a determination that indemnification is proper in the circumstances because the corporate agent met the applicable standard of conduct. Such determination shall be made by the board of directors or a committee thereof, acting by a majority vote of a quorum consisting of directors who were not parties to or otherwise involved in the proceeding; or if such a quorum is not obtainable, or, even if obtainable and such quorum of the board of directors or committee by a majority vote of the disinterested directors so directs, by independent legal counsel, in a written opinion, such counsel to be designated by the board of directors; or by the shareholders if the certificate of incorporation or bylaws or a resolution of the board of directors or of the shareholders so directs.

With respect to expenses, Section 14A:3-5 provides the corporation shall indemnify a corporate agent against expenses to the extent that such corporate agent has been successful on the merits or otherwise in any proceeding, and may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified.

ITEM 16.	EXHIBITS.

The following documents are included as exhibits to this registration statement.

Exhibit No.	Title of Document

5.1	Opinion on Legality (1)

10.1	Form of Offshore Restricted Securities Subscription Agreement – Fiscal Year 2004 (2)

10.2	Form of Offshore Securities Purchase Agreement – May 2005 (3)

10.3	Form of Series A Warrant issued May 2005 (3)

10.4	Form of Series B Warrant issued May 2005 (3)

10.5	Form of Series C Warrant issued May 2005 (3)

10.6	Registration Rights Agreement dated May 13, 2004 (3)

13.1	Annual Report on Form 10-K for the year ended April 30, 2004 (4)

23.1	Consent of Parsons Behle & Latimer (1)

23.2	Consent of Haskell & White LLP, Independent registered public accounting firm

23.3	Consent of Grant Thornton LLP, Independent registered public accounting firm

(1)	The consent of Parsons Behle & Latimer is included in Exhibit 5.1.

(2)	This document was filed as an exhibit to the annual report on Form 10-K for the fiscal year ended April 30, 2004 filed by Synthetic Blood with the Securities and Exchange Commission on August 13, 2004, and is incorporated herein by this reference.

(3)	These documents were filed as exhibits to the current report on Form 8-K filed by Synthetic Blood with the Securities and Exchange Commission on May 26, 2004, and are incorporated herein by this reference.

(4)	This report was filed with the Securities and Exchange Commission on August 13, 2004, and is incorporated herein by this reference.

ITEM 17.	UNDERTAKINGS

A. The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement, and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any additional or changed material information with respect to the plan of distribution.

2. That for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the

Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issuer.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Costa Mesa, state of California, on September 1, 2004.

SYNTHETIC BLOOD INTERNATIONAL, INC.

By	/s/ Robert W. Nicora, Chief Executive Officer (Principal Executive Officer)

By	/s/ David H. Johnson, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Roger A. Ekbom, Director	Date: September 1, 2004

/s/ Robert W. Nicora, Director	Date: September 1, 2004

Date: , 2004
Howard Jones, Director

/s/ Jonathan Spees, Director
Date: September 1, 2004

INDEX TO EXHIBITS

Exhibit No.	Description

5.1	Opinion on Legality (1)

10.1	Form of Offshore Restricted Securities Subscription Agreement – Fiscal Year 2004 (2)

10.2	Form of Offshore Securities Purchase Agreement – May 2005 (3)

10.3	Form of Series A Warrant issued May 2005 (3)

10.4	Form of Series B Warrant issued May 2005 (3)

10.5	Form of Series C Warrant issued May 2005 (3)

10.6	Registration Rights Agreement dated May 13, 2004 (3)

13.1	Annual Report on Form 10-K for the year ended April 30, 2004 (4)

23.1	Consent of Parsons Behle & Latimer (1)

23.2	Consent of Haskell & White LLP, Independent registered public accounting firm

23.3	Consent of Grant Thornton LLP, Independent registered public accounting firm

(1)	The consent of Parsons Behle & Latimer is included in Exhibit 5.1.

(2)	This document was filed as an exhibit to the annual report on Form 10-K for the fiscal year ended April 30, 2004 filed by Synthetic Blood with the Securities and Exchange Commission on August 13, 2004, and is incorporated herein by this reference.

(3)	These documents were filed as exhibits to the current report on Form 8-K filed by Synthetic Blood with the Securities and Exchange Commission on May 26, 2004, and are incorporated herein by this reference.

(4)	This report was filed with the Securities and Exchange Commission on August 13, 2004, and is incorporated herein by this reference.